(203) 352-4057
marina_belaya@ustrust.com

                               February 23, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re:  EXCELSIOR DIRECTIONAL HEDGE FUND OF FUNDS, LLC, FILE NO. 811-10083

Ladies and Gentlemen:

          On behalf of Excelsior Directional Hedge Fund of Funds, LLC (the "Fund"), filed herewith pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, is the definitive proxy statement for the special meeting (the "Meeting") of members of the Fund ("Members") to be held on March 29, 2007. The preliminary proxy statement was filed with the Securities and Exchange Commission on January 24, 2007 (accession number 0000902664-07-000156). At the Meeting, Members will be asked to vote on the following proposals: (i) to approve a new Investment Advisory Agreement between the Fund and U.S. Trust Hedge Fund Management, Inc. to become effective upon completion of the sale of U.S. Trust Corporation to the Bank of America Corporation; (ii) to elect four persons to serve as members of the Board of Managers of the Fund; (iii) to approve a reorganization and merger plan and agreement for the Fund; and (iv) to transact any other business that may properly come before the Meeting.

          It is anticipated that the materials will be sent to Members on or about February 23, 2007.

          Please contact the undersigned at the above number with any questions or comments you may have or for any further information you may desire.

Very truly yours,




/s/ Marina Belaya
Marina Belaya

Enclosure